As filed with the Securities and Exchange Commission on April 1, 2019. Registration No. 333-230650

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

COCA-COLA FEMSA, S.A.B. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to the depositary shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-117168).

EXPLANATORY NOTES

This Pre-Effective Amendment No. 1 is being filed pursuant to Rule 478(a) under the Securities Act of 1933 to correct the name of the Company’s principal financial and accounting officer who signed on the Company signature page from Héctor Jesús Treviño Gutiérrez to Constantino Spas Montesinos, and to correct the same name that appears in the power of attorney paragraph on the Company signature page, in each case to make the conformed copy match the actual document as signed by the Company and its principal officers and directors.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7, 21 and 25
(x) Limitation upon the liability of the depositary	Articles number 12, 13, 18, 21, 22 and 25

3. Fees and Charges	Article number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of ____________, 2019 among Coca-Cola FEMSA, S.A.B. de C.V., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed previously.
b.	Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 1, 2019.

Legal entity created by the agreement for the issuance of depositary shares representing Units, consisting of Series L and Series B common shares, of Coca-Cola FEMSA, S.A.B. de C.V.

By:	The Bank of New York Mellon
As Depositary

By:	/s/ Robert W. Goad
Name:	Robert W. Goad
Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, Coca-Cola FEMSA, S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico, on April 1, 2019.

Coca-Cola FEMSA, S.A.B. de C.V.

By: /s/ Gustavo Efrain Castillo Jaramillo

Name: Gustavo Efrain Castillo Jaramillo

Title: Attorney-in-Fact

Pursuant to power of attorney conferring general authority.

By: /s/ Carlos Luis Diaz Sáenz

Name: Carlos Luis Diaz Sáenz

Title: Attorney-in-Fact

Pursuant to power of attorney conferring general authority.

Each person whose signature appears below hereby constitutes and appoints any two of Constantino Spas Montesinos, Carlos Eduardo Aldrete Ancira, Carlos Luis Díaz Sáenz, Alejandro Gil Ortiz, Gustavo Efrain Castillo Jaramillo, José Castro Godard, Marlene Fernanda Castillo Jiménez and Sergio Rodríguez Perez, jointly, his or her true and lawful attorneys-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorneys, and any two of them, full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any two them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any two of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on April 1, 2019.

/s/ John Anthony Santa Maria Otazua	Chief Executive Officer and Director
John Anthony Santa Maria Otazua	(principal executive officer)

/s/ Constantino Spas Montesinos	Chief Financial Officer
Constantino Spas Montesinos	(principal financial and accounting officer)

/s/ Gustavo Efrain Castillo Jaramillo	Controller
Gustavo Efrain Castillo Jaramillo

/s/ José Antonio Vicente Fernández Carbajal	Chairman of the Board of Directors
José Antonio Vicente Fernández Carbajal

/s/ Alfonso González Migoya	Director
Alfonso González Migoya

/s/ Bárbara Garza Lagüera Gonda	Director
Bárbara Garza Lagüera Gonda

Director
Brian Smith

Director
John Murphy

/s/ Charles H. McTier	Director
Charles H. McTier

/s/ Daniel Javier Servitje Montull	Director
Daniel Javier Servitje Montull

Director
Enrique F. Senior Hernández

/s/ Federico Reyes García	Director
Federico Reyes García

/s/ Francisco Zambrano Rodríguez	Director
Francisco Zambrano Rodríguez

/s/ Robert Alan Fleishman Cahn	Director
Robert Alan Fleishman Cahn

/s/ Javier Gerardo Astaburuaga Sanjines	Director
Javier Gerardo Astaburuaga Sanjines

Director
José Luis Cutrale

/s/ Luis Alfonso Nicolau Gutiérrez	Director
Luis Alfonso Nicolau Gutiérrez

Director
José Octavio Reyes Lagunes

/s/ José Manuel Canal Hernando	Director
José Manuel Canal Hernando

/s/ Luis Rubio Freidberg	Director
Luis Rubio Freidberg

/s/ Miguel Eduardo Padilla Silva	Director
Miguel Eduardo Padilla Silva

/s/ Paulina Garza Lagüera Gonda	Director
Paulina Garza Lagüera Gonda

/s/ Ricardo Guajardo Touché	Director
Ricardo Guajardo Touché

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number	Exhibit